Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Three Months Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes	$(25,172)	$(173,291)	$(221,070)	$(108,178)	$(216,750)	$149,225
Fixed charges	15,364	63,823	62,002	60,003	52,539	33,772
Capitalized interest	(50)	(803)	(1,983)	(1,384)	(2,318)	(2,987)

	$(9,858)	$(110,271)	$(161,051)	$(49,559)	$(166,529)	$180,010

Fixed charges:
Interest expense	$14,479	$59,339	$56,216	$53,679	$44,231	$24,627
Capitalized interest	50	803	1,983	1,384	2,318	2,987
Rent factor	835	3,681	3,803	4,940	5,990	6,158

	$15,364	$63,823	$62,002	$60,003	$52,539	$33,772

Ratio of earnings to fixed charges [1]	—	—	—	—	—	5.3x

[1]

During the three months ended March 31, 2013 and the years ended December 31, 2012, 2011, 2010 and 2009, earnings were deficient by $25,222, $174,094, $223,053, $109,562 and $219,068, respectively, regarding the coverage of fixed charges.